EXHIBIT 12.01
EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Third Quarter		First Nine Months
(Dollars in millions)	2003	2002	2003	2002

Earnings before income taxes and cumulative effect of
changes in accounting principles	$(471)	$28	$(393)	$121
Add:
Interest expense	32	32	97	95
Appropriate portion of rental expense (1)	7	7	20	21
Amortization of capitalized interest	3	3	9	10

Earnings as adjusted	$(429)	$70	$(267)	$247

Fixed charges:
Interest expense	32	32	97	$95
Appropriate portion of rental expense (1)	7	7	20	21
Capitalized interest	1	2	2	4

Total fixed charges	$40	$41	$119	$120

Ratio of earnings to fixed charges	(A)	1.7x	(A)	2.1x

  For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.
  Due to the net loss reported in the third quarter and first nine months 2003, the coverage ratio was less than 1x. To achieve a coverage ratio of 1x, additional pre-tax earnings of $469 million and $386 million would have been required for the third quarter and first nine months 2003, respectively.

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